                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One):

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1998

                                       OR

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                 to
                               ---------------   --------------------

                         Commission File Number 0-22276

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  ALLIED HOLDINGS, INC. 401(k) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              ALLIED HOLDINGS, INC.
                             160 Clairemont Avenue
                                    Suite 200
                             Decatur, Georgia 30030


                           (a)      The following financial statements and
reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on form 11-K:

         Report of Independent Public Accountants.

         Financial Statements:

                  Statements of Net Assets Available for Benefits as of December 31, 1998 and 1997.

                  Statement of Changes in Net Assets
                  Available for Benefits with Fund Information, for the year ended December 31, 1998.

         Notes to Financial Statements and Schedules.

Schedules Supporting Financial Statements:

         Schedule I: Line 27-a - Assets Held for Investment Purposes as of December 31, 1998.

         Schedule II: Line 27-b - Schedule of Loans or Fixed Income Obligations as of December 31, 1998.

         Schedule III: Line 27-d - Schedule of Reportable Transactions for the year ended December 31, 1998.


                           (b) The following Exhibit is filed as part of this
Annual Report on Form 11-K:

         Exhibit 23 - Consent of Arthur Andersen LLP.

                          ALLIED 401(K) RETIREMENT PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES
                        AS OF DECEMBER 31, 1998 AND 1997
                                  TOGETHER WITH
                                AUDITORS' REPORT

                          ALLIED 401(K) RETIREMENT PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1998 AND 1997


                                TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

         Statements of Net Assets Available for Benefits--December 31, 1998 and 1997

         Statement of Changes in Net Assets Available for Benefits, With Fund Information, for the Year Ended December 31, 1998


NOTES TO FINANCIAL STATEMENTS AND SCHEDULES


SCHEDULES SUPPORTING FINANCIAL STATEMENTS

         Schedule I: Item 27a--Schedule of Assets Held for Investment Purposes--December 31, 1998

         Schedule II: Item 27b--Schedule of Loans or Fixed Income Obligations--December 31, 1998

         Schedule III: Item 27d--Schedule of Reportable Transactions for the Year Ended December 31, 1998

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Plan Administrator of the
Allied 401(k) Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of the ALLIED 401(K) RETIREMENT PLAN as of December 31, 1998 and 1997 and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Allied 401(k) Retirement Plan as of December 31, 1998 and 1997 and the changes in net assets available for benefits for the year ended December 31, 1998 on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, loans or fixed income obligations, and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Atlanta, Georgia
May 3, 1999

                          ALLIED 401(K) RETIREMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1998 AND 1997


                                                                                 1998             1997
                                                                             -----------      -----------
INVESTMENTS, AT FAIR VALUE:
    Pooled separate accounts:
       Principal U.S. Stock Fund                                             $12,483,336      $10,933,314
       Principal Money Market Fund                                             6,219,061        5,490,753
       Principal Bond & Mortgage Fund                                          3,752,452        3,145,163
       Principal International Stock Fund                                      4,932,571        4,352,594
       Principal Stock Index 500 Fund                                         12,552,648        7,191,792
       Principal Medium Company Value Fund                                     5,043,835        4,021,424
       Principal Small Company Blend Fund                                      2,324,954        2,253,598
       Principal Medium Company Blend Fund                                     6,325,435        5,427,387
       Principal Stock Emphasis Balanced Fund                                    860,415          181,806
    Allied Holdings, Inc. common stock                                           751,552          640,160
    Ryder System, Inc. common stock                                              915,047        1,560,630

INVESTMENTS, AT CONTRACT VALUE:
    Loans to participants                                                      3,068,829        2,992,288
    General account of Principal Life Insurance Company--Fixed Interest
       Fund                                                                   11,540,606        9,927,302
                                                                             -----------      -----------
NET ASSETS AVAILABLE FOR BENEFITS                                            $70,770,741      $58,118,211
                                                                             ===========      ===========


        The accompanying notes are an integral part of these statements.

                          ALLIED 401(K) RETIREMENT PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,

                             WITH FUND INFORMATION,

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                PARTICIPANT-DIRECTED
                                                                 ------------------------------------------------------
                                                                  PRINCIPAL     PRINCIPAL    PRINCIPAL
                                                                    U.S.          MONEY        BOND &      PRINCIPAL
                                                                    STOCK        MARKET       MORTGAGE   INTERNATIONAL
                                                                    FUND          FUND          FUND      STOCK FUND
                                                                 ------------------------------------------------------
ADDITIONS:
   Contributions:
      Participants                                               $ 1,354,477   $  755,370    $  455,180   $  645,623
      Employer                                                        92,225       91,290        23,871       53,552
      Rollovers                                                      232,126       41,449         3,164      327,455
                                                                 -----------   ----------    ----------   ----------
            Total contributions                                    1,678,828      888,109       482,215    1,026,630
   Interest and dividend income                                            0            0             0            0
   Net appreciation (depreciation)
     in fair value of investments:
      Pooled separate accounts                                     1,560,640      264,462       253,298      391,232
      Common stock                                                         0            0             0            0
   Net loan activity                                                 (25,183)      37,357       (76,451)     (41,314)
                                                                 -----------   ----------    ----------   ----------
            Total additions                                        3,214,285    1,189,928       659,062    1,376,548
                                                                 -----------   ----------    ----------   ----------
DEDUCTIONS:
   Benefits paid to participants                                    (727,777)    (637,177)     (278,797)    (333,239)
   Administrative expenses                                           (32,583)     (15,671)       (9,707)     (14,011)
                                                                 -----------   ----------    ----------   ----------
            Total deductions                                        (760,360)    (652,848)     (288,504)    (347,250)
                                                                 -----------   ----------    ----------   ----------
NET TRANSFERS BETWEEN AND AMONG FUNDS                               (903,903)     191,228       236,731     (449,321)
                                                                 -----------   ----------    ----------   ----------
NET INCREASE (DECREASE)                                            1,550,022      728,308       607,289      579,977

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR              10,933,314    5,490,753     3,145,163    4,352,594
                                                                 -----------   ----------    ----------   ----------
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                   $12,483,336   $6,219,061    $3,752,452   $4,932,571
                                                                 ===========   ==========    ==========   ==========


                                                                                   PARTICIPANT-DIRECTED
                                                                  ------------------------------------------------------
                                                                     PRINCIPAL     PRINCIPAL     PRINCIPAL    PRINCIPAL
                                                                       STOCK         MEDIUM        SMALL        MEDIUM
                                                                     INDEX 500      COMPANY       COMPANY      COMPANY
                                                                        FUND       VALUE FUND   BLEND FUND    BLEND FUND
                                                                  ------------------------------------------------------
ADDITIONS:
   Contributions:
      Participants                                                 $ 1,381,765    $  612,294   $  647,381    $  645,934
      Employer                                                         101,398        63,494       36,187        81,903
      Rollovers                                                        180,879       557,937       26,428       667,547
                                                                   -----------    ----------   ----------    ----------
            Total contributions                                      1,664,042     1,233,725      709,996     1,395,384
   Interest and dividend income                                              0             0            0             0
   Net appreciation (depreciation)
     in fair value of investments:
      Pooled separate accounts                                       2,368,542        76,007     (289,864)      306,360
      Common stock                                                           0             0            0             0
   Net loan activity                                                   (45,371)       40,442       16,439        42,436
                                                                   -----------    ----------   ----------    ----------
            Total additions                                          3,987,213     1,350,174      436,571     1,744,180
                                                                   -----------    ----------   ----------    ----------
DEDUCTIONS:
   Benefits paid to participants                                      (432,104)     (307,451)    (119,092)     (574,889)
   Administrative expenses                                             (27,372)      (14,527)      (9,377)      (17,348)
                                                                   -----------    ----------   ----------    ----------
            Total deductions                                          (459,476)     (321,978)    (128,469)     (592,237)
                                                                   -----------    ----------   ----------    ----------
NET TRANSFERS BETWEEN AND AMONG FUNDS                                1,833,119        (5,785)    (236,746)     (253,895)
                                                                   -----------    ----------   ----------    ----------
NET INCREASE (DECREASE)                                              5,360,856     1,022,411       71,356       898,048

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR                 7,191,792     4,021,424    2,253,598     5,427,387
                                                                   -----------    ----------   ----------    ----------
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                     $12,552,648    $5,043,835   $2,324,954    $6,325,435
                                                                   ===========    ==========   ==========    ==========

                                                                             PARTICIPANT-DIRECTED
                                            -----------------------------------------------------------------------
                                            PRINCIPAL STOCK     ALLIED          RYDER                    PRINCIPAL
                                                EMPHASIS     HOLDINGS, INC.  SYSTEM, INC.   LOANS          FIXED
                                                BALANCED        COMMON          COMMON        TO         INTEREST
                                                  FUND        STOCK FUND     STOCK FUND   PARTICIPANTS     FUND            TOTAL
                                            ---------------  --------------  ------------ ------------  ------------   ------------
ADDITIONS:
   Contributions:
      Participants                             $ 232,286      $ 160,754     $         0   $         0   $  1,305,101   $  8,189,386
      Employer                                    26,098         18,729               0             0         36,793        625,540
      Rollovers                                   75,622         19,067         197,900        11,339        892,020      3,239,712
                                               ---------      ---------     -----------   -----------   ------------   ------------
            Total contributions                  334,006        198,550         197,900        11,339      2,233,914     12,054,638
   Interest and dividend income                        0              0               0             0        641,695        641,695
   Net appreciation (depreciation) in fair
     value of investments:
      Pooled separate accounts                    56,664              0               0             0              0      4,987,341
      Common stock                                     0       (191,135)       (225,601)            0              0       (416,736)
   Net loan activity                               2,604        (18,579)              0       250,790        (53,796)       129,374
                                               ---------      ---------     -----------   -----------   ------------   ------------
            Total additions                      393,274        (11,164)        (27,701)      262,129      2,821,813     17,396,312
                                               ---------      ---------     -----------   -----------   ------------   ------------
DEDUCTIONS:
   Benefits paid to participants                 (43,505)       (41,440)       (166,742)     (185,588)      (723,118)    (4,570,919)
   Administrative expenses                        (1,821)             0               0             0        (30,446)      (172,863)
                                               ---------      ---------     -----------   -----------   ------------   ------------
            Total deductions                     (45,326)       (41,440)       (166,742)     (185,588)      (753,564)    (4,743,782)
                                               ---------      ---------     -----------   -----------   ------------   ------------
NET TRANSFERS BETWEEN AND AMONG FUNDS            330,661        163,996        (451,140)            0       (454,945)             0
                                               ---------      ---------     -----------   -----------   ------------   ------------
NET INCREASE (DECREASE)                          678,609        111,392        (645,583)       76,541      1,613,304     12,652,530

NET ASSETS AVAILABLE FOR BENEFITS,
    beginning of year                            181,806        640,160       1,560,630     2,992,288      9,927,302     58,118,211
                                               ---------      ---------     -----------   -----------   ------------   ------------
NET ASSETS AVAILABLE FOR BENEFITS,
    end of year                                $ 860,415      $ 751,552     $   915,047   $ 3,068,829   $ 11,540,606   $ 70,770,741
                                               =========      =========     ===========   ===========   ============   ============


         The accompanying notes are an integral part of this statement.

                          ALLIED 401(K) RETIREMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1998 AND 1997



1.       PLAN DESCRIPTION

         The following brief description of the Allied 401(k) Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information.

         GENERAL

         The Plan is a defined contribution plan established for the employees of Allied Holdings, Inc. (the "Company") and certain of its subsidiaries who have adopted the Plan, as defined, under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in
         Section 401(k) of the IRC. The Plan benefits all eligible employees of the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Plan was restated in December 1994, naming the Company as the primary sponsor of the Plan.

         PARTICIPATION

         All employees who are age 21 or older may elect to participate in the Plan upon full-time employment. Some of the adopting subsidiaries have elected to exclude collectively bargained employees and have a service requirement for eligibility.

         CONTRIBUTIONS

         Participating employees may elect to defer a percentage of their pretax compensation, as specified in their employers' adoption agreement, each calendar year, subject to IRC limitations. The Plan provides for matching contributions for nonunion participants. The Company matches 100% of a participant's deferral, up to 3% of his or her pretax compensation or a maximum of $1,000 for each eligible participant. A participant must be employed by the Company on the last day of the plan year in order to be eligible for a matching contribution. Employer matching for new, retired, disabled, and deceased employees is based on the portion of the year that the employee was eligible to participate in the Plan. The Plan was amended effective July 8, 1997 to allow for rollover contributions from previous employers' qualified retirement plans.

         INVESTMENT OPTIONS

         All contributions to the Plan are participant-directed and are invested, as elected by each participant, in one or any combination of the investment options offered by the Plan and are managed by Principal Life Insurance Company ("Principal"). Participants receive investment income, gains, and losses from plan investments based on their proportionate shares of fund balances to the total fund balances during the year. Descriptions of each current investment option, all of which are Principal pooled separate accounts with the exception of the Fixed Interest Fund and the Allied Holdings, Inc. Common Stock Fund, are as follows:

               FIXED INTEREST FUND

               Contributions made to this fund are invested in the general account of Principal, which holds investments that are private-market bonds, commercial mortgages, and mortgage-backed securities. Funds placed in this account earn a guaranteed interest rate for a specific number of years. Principal guarantees the interest rate which is established during the first guarantee year based on the timing of deposits into the account.

               U.S. STOCK FUND

               This fund invests in stocks of U.S. companies of all sizes. The strategy is to target stocks that are considered good values when their prices are compared to their long-term earnings potential.

               MONEY MARKET FUND

               This fund invests in high-quality commercial paper (short-term, unsecured corporate loans). The average maturity is usually less than one month.

               BOND & MORTGAGE FUND

               This fund makes loans to companies, most of which are bonds and commercial mortgages. The companies are located in different geographic regions, and the lengths of most loans are five to ten years. The account may also invest in publicly traded bonds.

               INTERNATIONAL STOCK FUND

               This fund invests in common stocks of companies located outside the United States, mainly in Western Europe and Asia. Countries and industries are selected after evaluating the economic, social, and political factors of each market.

               STOCK INDEX 500 FUND

               This fund invests in the common stocks of those companies listed in the Standard & Poor's 500 Stock Index ("S & P 500"). The S & P 500 is a measure of stock earnings based on the stocks of 500 of the largest companies.

               MEDIUM COMPANY VALUE FUND

               This fund invests in stocks of medium-sized companies.

               MEDIUM COMPANY BLEND FUND

               This fund invests in medium-sized stocks that offer a combination of value and good earnings potential. The account looks at both "growth" and "value" stocks, resulting in a "blend" portfolio.

               SMALL COMPANY BLEND FUND

               This fund invests in stocks of smaller companies where the potential for long-term growth is expected to be above average. The account looks at both "growth" and "value" stocks, resulting in a "blend" portfolio.

               STOCK EMPHASIS BALANCED FUND

               This fund invests in other separate accounts of Principal. The account usually invests from 50% to 100% of the assets in dynamic and aggressive investment accounts and 0% to 50% in conservative and moderate investment accounts.

               ALLIED HOLDINGS, INC. COMMON STOCK FUND

               This fund invests principally in Allied Holdings, Inc. common stock. Participants may not elect to direct more than 50% of their contributions into this option.

         Effective in 1997, with the acquisition of Ryder Automotive Carrier Services, Inc. and RC Management Corp. ("Ryder"), the Plan was amended to permit rollovers from other qualified plans. Employees of Ryder were eligible to receive distributions of their accounts from the qualified plan maintained by Ryder. Some of the employees elected to rollover their distributions to the Plan, including Ryder System, Inc. common stock which was received as an in-kind distribution. This stock is held by the Plan and may be sold by the participants or held. No additional acquisitions of Ryder System, Inc. common stock are permitted.

         DISTRIBUTION AND VESTING OF BENEFITS

         Both employer and participant contributions are 100% vested at all times. Upon normal retirement, permanent disability, or death, the employee or designated beneficiary is eligible to receive all of the employee's share of accumulated benefits of the Plan in a lump-sum distribution, an annuity, or installments over a period of time. Upon termination of employment, the employee or designated beneficiary is entitled to receive the participant's account balance or continue his/her account until normal retirement or earlier.

         EXPENSES

         Administrative expenses of the Plan are paid by the Plan and the Company. Participants pay a transaction fee for loans. The Plan pays an annual fee to cover fund investment management expenses based on average plan assets. This fee is deducted from interest and dividend income of the funds prior to allocation to the participant's accounts. The plan also pays recordkeeping expenses which are allocated to the participant's accounts.

         PLAN TERMINATION

         Although the Company intends for the Plan to be continued indefinitely, it reserves the right to terminate the Plan subject to the provisions of ERISA. Should the plan terminate, all participants would become fully vested and the Plan's assets would be distributed.

         LOANS TO PARTICIPANTS

         The Plan permits loans to participants of up to 50% of each participant's vested balance, not to exceed $50,000. Loans are made for a minimum of $1,000, and only one loan may be made in any 12-month period. Such loans are payable over five years and bear interest at rates determined by the plan administrator based on prevailing market conditions.


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

         BASIS OF ACCOUNTING

         The accounting records of the Plan are maintained on a modified cash basis. Under the modified cash basis, receivables and accrued expenses are not recorded and investments are stated at market value. Contributions receivable at December 31, 1998 and 1997 were approximately $34,000 and $116,000, respectively. In addition, refunds of contributions of approximately $113,000 were due to participants at December 31, 1998. These amounts have not been recorded in the accompanying financial statements which have been prepared on the modified cash basis of accounting.

         The preparation of financial statements in conformity with generally accepted accounting principals requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

         VALUATION OF INVESTMENTS

         Investments are recorded at market value based on quoted market prices, with the exception of assets in the Fixed Interest Fund which are stated at contract value. The Plan has adopted Statement of Position ("SOP") 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," effective January 1, 1995. This SOP specifies that nonbenefit-responsive investment contracts held by defined-contribution plans should be reported at fair value. The investment in the general account at Principal is nonbenefit-responsive due to surrender charges which apply to early withdrawals. The fair value of the general account as of December 31, 1998 and 1997 approximates contract value. Contract value represents contributions made under the contract plus earnings, less plan withdrawals and administrative expenses.

         At December 31, 1998, the Plan was holding 52,412 shares of Allied Holdings, Inc. common stock and 35,191 shares of Ryder System, Inc. common stock.

         NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

         Net realized gains (losses) from the sale of investments and changes in unrealized appreciation (depreciation) are recorded in the accompanying statement of changes in net assets available for benefits, with fund information, as net appreciation (depreciation) in fair value of pooled separate accounts and common stock.

         LOAN ACTIVITY

         Net loan activity in the accompanying statement of changes in net assets available for benefits, with fund information, includes new loans issued, principal repayments, interest income on loans outstanding, and fees charged for loan administration.


3.       ADMINISTRATION OF THE PLAN

         Investors Guarantee Corp. served as the trustee of the Plan until January 1, 1998 at which date Bankers Trust Company became the Plan's trustee. The Company is the administrator of the Plan. Principal serves as the Plan's recordkeeper and investment custodian. All of the Plan's investments, excluding Allied Holdings, Inc. and Ryder System, Inc. common stock, are managed by Principal.


4.       TAX STATUS

         The Plan has received a favorable letter of determination from the Internal Revenue Service dated November 30, 1998 covering the Plan as then designed. The letter of determination states that the Plan is designed in compliance with Section 401 of the IRC and that the related trust is entitled to an exemption from taxation under the provisions of
         Section 501(a). The plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of December 31, 1998 and 1997.

                                                                      SCHEDULE I


                          ALLIED 401(K) RETIREMENT PLAN

            ITEM 27A--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1998



                                             DESCRIPTION OF INVESTMENT, INCLUDING
          IDENTITY OF ISSUER,                   MATURITY DATE, RATE OF INTEREST,                               CURRENT
  BORROWER, LESSOR, OR SIMILAR PARTY         COLLATERAL, AND PAR OR MATURITY VALUE           COST               VALUE
  ----------------------------------         -------------------------------------       -----------        -----------
 *   VARIOUS PLAN PARTICIPANTS                Participant loans (interest rates
                                                 ranging from 6% to 10%)                 $ 3,068,829        $ 3,068,829

 *   PRINCIPAL LIFE INSURANCE                 U.S. Stock Fund                              8,412,624         12,483,336
        COMPANY                               Money Market Fund                            5,924,485          6,219,061
                                              Bond & Mortgage Fund                         3,055,710          3,752,452
                                              International Stock Fund                     3,946,143          4,932,571
                                              Stock Index 500 Fund                         8,064,573         12,552,648
                                              Medium Company Value Fund                    4,536,100          5,043,835
                                              Small Company Blend Fund                     2,250,181          2,324,954
                                              Medium Company Blend Fund                    6,022,946          6,325,435
                                              Stock Emphasis Balanced Fund                   807,013            860,415

                                              Deposits in general account of
                                                 insurance company:
                                                    7.11%, matured December 31, 1998       1,692,181          1,692,181
                                                    6.53%, matures December 31, 1999       1,968,158          1,968,158
                                                    5.95%, matures December 31, 2000       2,504,345          2,504,345
                                                    6.02%, matures December 31, 2001       2,110,693          2,110,693
                                                    5.20%, matures December 31, 2002       3,265,229          3,265,229
                                                                                         -----------        -----------
                                                                                          11,540,606         11,540,606
                                                                                         -----------        -----------
 *   ALLIED HOLDINGS, INC.                    Common stock, 52,412 shares                    766,225            751,552

     RYDER SYSTEM, INC.                       Common stock, 35,191 shares                  1,297,334            915,047
                                                                                         -----------        -----------
                                                                                         $59,692,769        $70,770,741
                                                                                         ===========        ===========


                        *Represents a party in interest.

          The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II


                          ALLIED 401(K) RETIREMENT PLAN

             ITEM 27B--SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                                DECEMBER 31, 1998



                                      AMOUNT RECEIVED
                                      DURING THE YEAR       UNPAID                                            AMOUNTS OVERDUE
                        ORIGINAL      ---------------     BALANCE AT                                        ------------------------
 IDENTITY OF OBLIGOR     AMOUNT     PRINCIPAL   INTEREST   YEAR-END            DESCRIPTION                  PRINCIPAL       INTEREST
 -------------------    --------    ---------   --------   --------    ----------------------------------   ---------       --------
*   VARIOUS PLAN         $550,219   $21,283     $5,144     $475,156    Notes issued from November 16,
      PARTICIPANTS                                                       1985 to August 31, 1998;
                                                                         maturity dates from November 16,
                                                                         1990 to August 31, 2003;
                                                                         interest rates from 6% to 9%       $341,617        $133,539



                         *Party in interest to the Plan.

          The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE III


                          ALLIED 401(K) RETIREMENT PLAN

                ITEM 27D--SCHEDULE OF REPORTABLE TRANSACTIONS (A)

                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                    PURCHASES                             SALES
                                                            ---------------------   ------------------------------------------------
                                                              NUMBER OF               NUMBER OF                           NET GAIN
  IDENTITY OF ISSUER     DESCRIPTION OF INVESTMENT          TRANSACTIONS   AMOUNT   TRANSACTIONS  PROCEEDS      COST       (LOSS)
  ------------------     -------------------------          ------------   ------   ------------  --------      ----       ------

*   PRINCIPAL LIFE       Deposits in general account
                           of insurance company                  138     $3,634,767      199     $2,659,620  $2,659,620   $      0
      INSURANCE COMPANY  U.S. Stock Fund                         186      2,490,830      255      2,500,486   1,733,091    767,395
                         Money Market Fund                       173      3,132,035      207      2,668,527   2,563,164    105,363
                         Stock Index 500 Fund                    254      4,790,097      187      1,794,109   1,206,710    587,399
                         Medium Company Value Fund               173      2,208,406      157      1,261,914   1,169,076     92,838
                         Medium Company Blend Fund               171      2,147,649      155      1,556,551   1,533,161     23,390






                     *Transaction with a party in interest.

   (a) Represents transactions or a series of transactions in excess of 5% of the current value of plan assets as of the beginning of the year.

          The accompanying notes are an integral part of this schedule.

                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    ALLIED HOLDINGS, INC. 401(k) RETIREMENT PLAN



                                    By:  /s/ Daniel H. Popky
                                         ---------------------------------------
                                         Name: Daniel H. Popky
                                         Title: Senior Vice President and
                                                Chief Financial Officer


Date:    June 28, 1998



                                  EXHIBIT INDEX



Exhibit                Description                               Location
-------                -----------                               --------
(23)                   Consent of Arthur Andersen LLP            Filed herewith